PMB Helin Donovan

5550 Lyndon B. Johnson
Freeway, Suite 750
Dallas, TX 75240
pmbhd.com

T 972.788.5315
F 972.701.9401

Adams Small Cap Fund
Memo-SAS 99 Analysis of Error Noted
12/31/16

RE: Small Cap Investment Fund NCSR Financial Highlights

On the NCSR Financial Highlights for the Small Cap Investment Fund (Fund) symbol SCAPX (the "Fund"), managed by Adams Asset Advisors, LLC (Adams), the Net Investment Income was noted as $(0.20) for the year 2015 but should have read $0.20. The difference was due to a clerical error on the part of Adams Asset Advisors. We believe that this error 1) does not negatively effect our analysis of Adam's internal controls, 2) does not indicate fraud, and 3) does not have a material effect on the financial statements.

Our conclusions are based on both qualitative and quantitative factors. From a qualitative standpoint, our evaluation of internal controls was performed during the audit of the Fund and noted no deficiencies or material weaknesses. Internal controls relating to the Fund's financial reporting process were considered, but we did not offer an opinion on the effectiveness of those controls. We also performed procedures that included a team fraud discussion. That discussion included the risks of misstatements from fraudulent financial reporting. We noted that the main risk would be management's desire to increase returns as a means to entice investors. What we have in this instance is the opposite in that the Fund inadvertently underreported earnings.

Our qualitative review of the work performed shows no evidence that there was a failure in internal controls or that fraud was a factor. An error was made by the creator of the financial statements and in no way was the error meant to deceive the public or the shareholders of the Fund.

See page 2 for our quantitative analysis.

PMB Helin Donovan

5550 Lyndon B. Johnson
Freeway, Suite 750
Dallas, TX 75240
pmbhd.com

T 972.788.5315
F 972.701.9401

	As filed	Edited	Variance Per Share ($)	Variance Per Share (%)	Variance/Net Investment Income (%)
Net Asset Value,	35.99	35.99	-	-	-
beginning of year	----------	----------	----------	----------	----------
Income from Investment Operations:					
Net Investment Income	-0.20	0.20	0.40	1.4%	0.0004%
Net Realized and Unrealized gain					
(loss) on investments	-7.70	-8.50	-0.80	-2.9%	-0.0008%
Total from Investment Operations	-7.90	-8.30	-0.40	-1.4%	-0.0004%
Less Distributions from:					
Net Investment income	-0.20	0.20	0.40	1.4%	0.0004%
Net Realized gains	0.00	0.00	0.00	-	-
Total Distributions	-0.20	0.20	0.40	1.4%	0.0004%
Net Asset Value,					
end of year	27.89	27.89	-	-	-
	----------	----------	----------	----------	----------
Total Return	-21.94%	-21.95%	0.00	0.0%	0.0000%

Based on the data above, the error has no material effect on the total return on the Fund at the per share level or at the Net Investment income level. We also note that the $0.20 per share dividend was properly distributed to the shareholders on 12/28/15, so the fund holders saw no effect of this error on their portfolio.